Filed Pursuant to Rule-433 Registration Statement Nos. 333-162219, 333-162219-01, 333-179685 and 333-179685-01

RBS

www.rbs.com/etnUS or **1.855.RBS.ETPS** (1.855.727.3877)

Concerned about recent oil headlines?

The RBS Oil Trendpilot™ ETN tracks the RBS Oil Trendpilot™ Index which uses a trend-following strategy* to provide exposure to:

- RBS 12-Month Oil Total Return Index; or
- 3-month US Treasury bills yield ("cash rate")

Use this trend-following strategy* to:

- participate in WTI oil futures when the oil market is trending up; and
- provide potential protection when the oil market is trending down


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NYSE Arca: TWTI
Learn more about TWTI

Learn more about the RBS suite of ETNs

TWTI
RBS Oil Trendpilot™ ETN
Download: Prospectus | Factsheet
Inception Date 9/13/11

Back in the Market!

As of Wednesday, August 22, 2012, the RBS Oil Trendpilot™ Exchange Traded Note began tracking the RBS 12-Month Oil Total Return Index. The RBS Oil Trendpilot™ Index had been tracking the cash rate since May 11, 2012.

*If the closing level of the RBS 12-Month Oil Total Return Index is at or above its historical 100-Index business day simple moving average for five consecutive Index business days, the RBS Oil Trendpilot™ Index will track the RBS 12-Month Oil Total Return Index. If the RBS 12-Month Oil Total Return Index level is below such moving average for five consecutive Index business days, the RBS Oil Trendpilot™ Index will track the cash rate. The RBS 12-month Oil Total Return Index tracks a series of twelve sweet crude oil (WTI) futures contracts that are traded on NYMEX.

Learn more about trend-following strategies offered by RBS by calling **1.855.RBS.ETPS (1.855.727.3877)** or visiting **www.rbs.com/etnUS**.

Product	ETN Ticker	Inception Date	Benchmark Index	Cash Rate[2]	Intraday Indicative Value Ticker
RBS Trendpilot ETNs					
RBS US Large Cap Trendpilot™ ETN	TRND	12/6/10	S&P 500® Total Return Index	3-Month U.S. Treasury Bills	TRND.IV
RBS US Mid Cap Trendpilot™ ETN	TRNM	1/25/11	S&P MidCap 400® Total Return Index	3-Month U.S. Treasury Bills	TRNM.IV
RBS Gold Trendpilot™ ETN	TBAR	2/17/11	Price of Gold Bullion	3-Month U.S. Treasury Bills	TBAR.IV
RBS Oil Trendpilot™ ETN	TWTI	9/13/11	RBS 12-Month Oil Total Return Index	3-Month U.S. Treasury Bills	TWTI.IV
RBS NASDAQ-100® Trendpilot™ ETN	TNDQ	12/8/11	NASDAQ-100® Total Return Index℠	3-Month U.S. Treasury Bills	TNDQ.IV
RBS China Trendpilot™ ETN	TCHI	4/13/12	BNY Mellon China Select ADR Total Return Index℠	3-Month U.S. Treasury Bills	TCHI.IV

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the relevant Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The RBS Oil Trendpilot™ ETNs and the RBS Oil Trendpilot™ Index (USD) do not provide exposure to spot prices of crude oil and, consequently, may not be representative of an investment that provides exposure to crude oil. Each Trendpilot™ Index may underperform its respective Benchmark Index, and is expected to perform poorly in volatile markets. The RBS China Trendpilot™ ETNs involve risks associated with an investment in emerging markets, as well as currency exchange risk. Liquidity of the market for RBS ETNs may vary over time. The RBS ETNs are not principal protected and do not pay interest. Any payment on the RBS ETNs is subject to the ability of the applicable issuer and guarantor to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.

The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the applicable pricing supplement, before investing.

IMPORTANT INFORMATION: The Royal Bank of Scotland plc (RBS plc), The Royal Bank of Scotland Group plc, The Royal Bank of Scotland N.V. (RBS N.V.) and RBS Holdings N.V. (collectively, the RBS Entities) have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication may relate. Before you invest in any RBS ETNs, you should read the relevant prospectus in such registration statement and other documents that have been filed with the SEC for more complete information about the relevant RBS Entities and offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBS N.V., RBS plc, RBS Securities Inc. (RBSSI) or any dealer participating in the relevant offering will arrange to send you the relevant prospectus and pricing supplements if you request by calling 1-855-RBS-ETPS (toll-free).

RBS US Large Cap Trendpilot™ Index (USD), RBS US Mid Cap Trendpilot™ Index (USD) and RBS Gold Trendpilot™ Index (USD) are the property of The Royal Bank of Scotland plc, which has contracted with Standard & Poor's Financial Services LLC ("S&P") to maintain and calculate these Trendpilot™ Indices. The S&P 500® Index and the S&P MidCap 400® Index are the exclusive property of S&P and have been licensed for use by RBSSI and its affiliates in connection with the RBS US Large Cap Trendpilot™ Index (USD) and the RBS US Mid Cap Trendpilot™ Index (USD), respectively. S&P shall have no liability for any errors or omissions in calculating these Trendpilot™ Indices. "Standard & Poor's®", "S&P®", "S&P 500®" and "S&P MidCap 400®" are registered trademarks of S&P. "Calculated by S&P Custom Indices" and its related stylized mark are service marks of S&P and have been licensed for use by RBSSI and its affiliates. The RBS US Large Cap Trendpilot™ ETNs, RBS US Mid Cap Trendpilot™ ETNs and RBS Gold Trendpilot™ ETNs are not sponsored, endorsed, sold or promoted by S&P or its affiliates, and neither S&P nor its affiliates make any representation regarding the advisability of investing in such RBS ETNs.

NASDAQ®, OMX®, NASDAQ OMX®, NASDAQ-100®, NASDAQ-100 Index® and NASDAQ-100® Total Return IndexSM are registered trademarks and service marks of The NASDAQ OMX Group, Inc. and are licensed for use by RBS plc. The RBS NASDAQ-100® Trendpilot™ Index is the property of RBS plc. RBS plc has contracted with The NASDAQ OMX Group, Inc. (which with its affiliates and subsidiaries is referred to as the "Corporations") to calculate and maintain the RBS NASDAQ-100® Trendpilot™ Index, either directly or through a third party. Currently, the RBS NASDAQ-100® Trendpilot™ Index is calculated and maintained by Standard & Poor's ("S&P") on behalf of The NASDAQ OMX Group, Inc. S&P and the Corporations shall have no liability for any errors or omissions in calculating the Index. The RBS NASDAQ-100® Trendpilot™ ETNs, which are based on the RBS NASDAQ-100® Trendpilot™ Index, have not been passed on by the Corporations or S&P as to their legality or suitability and are not sponsored, endorsed, sold or promoted by the Corporations or S&P. **THE CORPORATIONS AND S&P MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE RBS NASDAQ-100® TRENDPILOT™ ETNs.**

RBS Oil Trendpilot™ Index (USD) and RBS 12-Month Oil Total Return Index (USD) are the property of RBS plc and are calculated by NYSE Arca, a wholly-owned subsidiary of NYSE Euronext. The RBS Oil Trendpilot™ ETNs, which track the RBS Oil Trendpilot™ Index (USD) and RBS 12-Month Oil Total Return Index (USD), are not issued, sponsored, endorsed, sold or promoted by NYSE Arca, and NYSE Arca makes no representation regarding the advisability of investing in such ETNs. NYSE ARCA MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE RBS OIL TRENDPILOT™ INDEX (USD) OR RBS 12-MONTH OIL TOTAL RETURN INDEX (USD) OR ANY DATA INCLUDED THEREIN. IN NO EVENT SHALL NYSE ARCA HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

BNY Mellon is a corporate brand of The Bank of New York Mellon Corporation and may be used as a generic term to reference the corporation as a whole or its various subsidiaries. BNY Mellon and BNY Mellon ADR Indices and BNY Mellon DR Indices are service marks owned by The Bank of New York Mellon Corporation. This information is provided for general purposes only and is not investment advice. We provide no advice nor recommendations or endorsement with respect to any company, security or products based on any index licensed by BNY Mellon, and we make no representation regarding the advisability of investing in the same. BNY Mellon's Depositary Receipt business is conducted through BNY Mellon.

BNY Mellon does not guarantee the accuracy, timeliness and/or completeness of BNY Mellon ADR Indices and BNY Mellon DR Indices, or any associated indices, or any data included therein, and BNY Mellon shall have no liability for any errors, omissions, or interruptions therein. BNY Mellon makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to BNY Mellon ADR Indices and BNY Mellon DR Indices or any associated indices, or any data included therein, or any materials derived from such data. Without limiting any of the foregoing, in no event shall the company have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages. For the full disclaimer please see the pricing supplement relating to the notes that RBS plc and RBS Group filed with the SEC.

RBS China Trendpilot™ Index is maintained and calculated by Dow Jones Indexes, the marketing name and a licensed trademark of CME Group Index Services LLC. "Dow Jones Indexes" is a service mark of Dow Jones Trademark Holdings LLC ("Dow Jones"). The RBS China Trendpilot™ ETNs are not sponsored, endorsed, sold or promoted by CME Indexes, Dow Jones or their respective affiliates, and CME Indexes, Dow Jones and their respective affiliates make no representation regarding the advisability of investing in the RBS ETNs.

Copyright© 2012 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and an affiliate of RBS NV.